

February 3, 2006

Mr. Douglas H. Miller
Chairman and Chief Executive Officer
Exco Resources, Inc.
12377 Merit Drive, Suite 1700, LB 82
Dallas, Texas 75251

>   **Re: Exco Resources, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed January 27, 2006**
>   **File No. 333-129935**

Dear Mr. Miller:

We have reviewed your filing and response letter dated January 27, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1, as amended

Marketing Arrangements, page 75

1.   We note your response to prior comment 5. However, it appears that backlog disclosure would be required for the individually negotiated natural gas purchase contracts that may extend for a year or more. Please provide such backlog disclosure pursuant to Item 101(c)(1)(viii) of Regulation S-K or tell us why you feel it is not appropriate.

Financial Statements – EXCO Holdings, Inc., page F-3

2.   We note that you have relabeled the financial statements of EXCO Resources, Inc., covering the period from August 12, 2005 through September 30, 2005,

upon which you previously included a conditional audit opinion, to EXCO Holdings Inc. However, while parenthetical labeling indicates that this entity was previously known as EXCO Holdings II, Inc., you continue to use the earlier name in the notes to these financial statements. We also note that you now have two sets of financial statements in the filing for an entity called EXCO Holdings Inc., each reporting different amounts as of September 30, 2005. Since the filing cover continues to identify the registrant as EXCO Resources, Inc., it appears there are no financial statements of this entity included in the document. Please advise us of your intentions with respect to the general audit requirement for the registrant, and any revisions you believe will be necessary to clarify matters.

Engineering Comments

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 65

Critical Accounting Policies, page 67

Estimates of Proved Reserves, page 67

3.   As previously requested, please include in this section the definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under

the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lily Dang at (202) 551-3867 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have any questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3685 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Tangela Richter
Branch Chief

cc: L. Dang
        K. Hiller
        J. Wynn
        J. Murphy

<u>via facsimile</u>
William L. Boeing
Haynes and Boone, LLP
(972) 692-9053